NETWORK-1 TECHNOLOGIES, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190719

PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated October 1, 2014)

This is a prospectus supplement to our prospectus dated October 1, 2014 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 4,329,186 shares of our common stock, including shares issuable upon exercise of outstanding warrants.  On November 14, 2014, we filed with the Securities and Exchange Commission a Quarterly Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” beginning on page 8 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is November 14, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):       November 12, 2014

Network-1 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15288	11-3027591

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

445 Park Avenue, Suite 912, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5770

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02       Results of Operations and Financial Condition.

On November 12, 2014, Network-1 Technologies, Inc. issued a press release announcing its financial results for the quarter ended September 30, 2014.  A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits

(c)	Exhibits

Exhibit No.	Description

99.1	Press Release dated November 12, 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 TECHNOLOGIES, INC.

Dated: November 14, 2014	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman & Chief Executive Officer

3

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Corey M. Horowitz, Chairman and CEO Network-1 Technologies, Inc. (212) 829-5770

NETWORK-1 REPORTS THIRD QUARTER 2014 RESULTS

New York, New York November 12, 2014-- Network-1 Technologies, Inc. (OTC BB: NTIP) today announced financial results for the quarter ended September 30, 2014.

Network-1 had revenue of $1,367,000 and $11,024,000 for the three and nine months ended September 30, 2014, respectively, as compared with revenue of $1,227,000 and $7,198,000 for the three and nine months ended September 30, 2013, respectively.  The increase of $140,000 or 11% in revenue for the quarter ended September 30, 2014 was due primarily to an increase in royalties from our licensees.  The increase of $3,826,000 or 53% in revenue for the nine months ended September 30, 2014 included $3,281,000 of additional royalties from Cisco Systems as a result of Network-1’s audit of the May 2011 license agreement with Cisco and additional royalties from existing licensees.

Network-1 reported a net loss of $36,000 or ($0.00) per share (basic and diluted) for the third quarter ended September 30, 2014 as compared to a net loss of $208,000 or ($0.01) per share (basic and diluted) for the third quarter ended September 30, 2013.  Non-cash patent amortization and compensation expenses during the third quarter of 2014 were $408,000 and $45,000, respectively.

Network-1 reported net income for the nine months ended September 30, 2014 of $2,961,000 or $0.12 per share (basic) and $0.11 per share (diluted), compared with a net income $1,966,000 or $0.08 per share (basic) and $0.07 per share (diluted) for the nine months ended September 30, 2013.  For the nine months ended September 30, 2014 non-cash patent amortization expenses were $1,226,000 as compared to $668,000 of patent amortization expenses for the nine months ended September 30, 2013, due primarily to an increase in such expenses related to patent portfolios acquired by Network-1 during 2013. Non-cash compensation expenses during the nine months ended September 30, 2014 were $207,000.

At September 30, 2014, the Company had net operating loss carry forwards (NOLs) totaling approximately $22,862,000 expiring through 2031, with a future tax benefit of approximately $7,773,000. At September 30, 2014 the remaining deferred tax asset was $4,128,000.

At September 30, 2014, Network-1's principal sources of liquidity consisted of cash and cash equivalents of approximately $19.2 million and working capital of approximately $20.5 million.   During the third quarter of 2014, Network-1 repurchased an aggregate of 177,000 shares of common stock, at an average price of $2.15 per share, pursuant to its Share Repurchase Program.  Since the end of the third quarter (September 30, 2014) to date, Network-1 has repurchased an additional 225,000 shares of its common stock at an average price of $2.15 per share, pursuant to its Share Repurchase Program.  Since inception of the Share Repurchase Plan (August 2011) to date, Network-1 has repurchased a total of 5,499,068 shares of its common stock at an average price of $1.51 per share.

ABOUT NETWORK-1 TECHNOLOGIES, INC.

Network-1 Technologies, Inc. is engaged in the development, licensing and protection of its intellectual property and proprietary technologies.  Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies. Network-1 currently owns twenty-two (22) patents covering various telecommunications and data networking technologies as well as technologies relating to document stream operating systems and the identification of media content.  Network-1’s current strategy includes continuing to pursue licensing opportunities for its Remote Power Patent and its efforts to monetize two patent portfolios (the Cox and Mirror Worlds patent portfolios) acquired by Network-1 in 2013.  Network-1’s acquisition strategy is to focus on acquiring high quality patents which management believes have the potential to generate significant licensing opportunities as Network-1 has achieved with respect to its Remote Power Patent.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1’s business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1’s Post Effective Amendment No. 2 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on September 30, 2014 including, among others, the continued validity of Network-1’s Remote Power Patent, the ability of Network-1 to successfully execute its strategy to acquire high quality patents with significant licensing opportunities, Network-1's ability to achieve revenue and profits from the Mirror Worlds Patent Portfolio and the Cox Patent Portfolio as well as intellectual property it may acquire in the future, the ability of Network-1 to enter into additional license agreements, the ability of Network-1 to continue to receive material royalties from its existing license agreements for its Remote Power Patent, the uncertainty of patent litigation, the difficulty in Network-1 verifying royalty amounts owed to it by its licensees, Network-1's ability to enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the continued viability of the PoE market, future economic conditions and technology changes and legislative, regulatory and competitive developments. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

The unaudited condensed consolidated statements of operations and unaudited condensed consolidated balance sheet are attached.

NETWORK-1 TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

ROYALTY REVENUE	$1,367,000	$1,227,000	$11,024,000	$7,198,000
COST OF REVENUE	337,000	345,000	3,157,000	2,117,000
GROSS PROFIT	1,030,000	882,000	7,867,000	5,081,000
OPERATING EXPENSES:
General and Administrative	668,000	738,000	1,881,000	1,933,000
Depreciation and Amortization	408,000	418,000	1,226,000	668,000
Non-Cash Compensation	45,000	70,000	207,000	326,000

TOTAL OPERATING EXPENSES	1,121,000	1,226,000	3,314,000	2,927,000

OPERATING INCOME (LOSS)	(91,000)	(344,000)	4,553,000	2,154,000

OTHER INCOME:
Interest income, net	8,000	9,000	29,000	27,000

INCOME (LOSS) BEFORE INCOME TAXES	(83,000)	(335,000)	4,582,000	2,181,000

INCOME TAXES (BENEFIT)
Current	(12,000)	(3,000)	90,000	23,000
Deferred	(35,000)	(124,000)	1,531,000	192,000
Total Income Taxes (Benefits)	(47,000)	(127,000)	1,621,000	215,000

NET INCOME (LOSS)	$(36,000)	$(208.000)	$2,961,000	$1,966,000

Net Income per share
Basic	$(0.00)	$(.01)	$0.12	$0.08
Diluted	$(0.00)	$(.01)	$0.11	$0.07

Weighted average number of common shares outstanding:
Basic	24,942,874	25,792,387	25,396,573	25,387,348
Diluted	24,942,874	25,792,387	27,610,979	27,462,358

NET INCOME (LOSS)	$(36,000)	$(208,000)	$2,961,000	$1,966,000

OTHER COMPREHENSIVE LOSS NET OF TAX: Unrealized (loss) arising during period	(5,000)	(1,000)	(15,000)	(15,000)

COMPREHENSIVE INCOME (LOSS)	$(41,000)	$(209,000)	$2,946,000	$1,951,000

See notes to unaudited condensed consolidated financial statements

Condensed Consolidated Balance Sheet as of September 30, 2014 (Unaudited)

Cash and cash equivalents	$19,193,000

Total current assets	$21,182,000

Total assets	$29,798,000

Total current liabilities	$650,000

Total long term liabilities	$-0-

Total stockholders' equity	$29,148,000